May 2, 2006

Mail Stop 4561

Russell Field
President, Director, Chief Executive Officer
Globepan Resources, Inc.
6518 121st Street, Suite 5
Surrey, British Columbia
Canada V3W 1C4

	Re:	Globepan Resources, Inc.
		Registration Statement on Form SB-2
      Amendment No. 4 Filed April 10, 2006
		Registration No. 333-128226

Dear Mr. Field:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As we stated in our prior comment 1 your offering appears to constitute an offering by or on behalf of the registrant under Rule
415(a)(4) since the registration statement covers the resale of all
outstanding securities other than that held by Mr. Field, your sole
officer, director, employee and 45% shareholder.   We note your
response to prior comment 1 that:

* Mr. Field, your sole officer and director, maintains a personal relationship with each shareholder and the dates of the issuances were between May 16, 2005 and June 18, 2005,
* the circumstance at the time of each issuance does not support the claim that a subsequent sale of securities was contemplated by the selling stockholders.
 As we previously stated the issue of whether this is a primary offering is a difficult factual one and whether under all the circumstances it appears that the sellers are acting as conduits for the issuer. In this connection we note that the shares held by other than Mr. Field constitute all of your shares and appear to have been purchased at significantly discounted prices only three months prior to the time this resale registration statement was filed. Accordingly, please revise to include a fixed price and to identify the selling shareholders as underwriters.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief




Russell Field
Globepan Resources, Inc.
May 2, 2006
Page 2